UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WESTWAY GROUP, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

96169B 100

(CUSIP Number)

Francis P. Jenkins, Jr.

c/o The Shermen Group

230 Park Avenue, Suite 1000

New York, New York 10169

(212) 300-0020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B 100

1.	Names of Reporting Persons Francis P. Jenkins, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,542,957**
	8.	Shared Voting Power 1,417,884**
	9.	Sole Dispositive Power 2,542,957**
	10.	Shared Dispositive Power 1,417,884**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 3,960,841**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.98%**
14.	Type of Reporting Persons (See Instructions) IN

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons Shermen WSC Holding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 922,183**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 922,183**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 922,183**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.12%**
14.	Type of Reporting Persons (See Instructions) OO (Limited Liability Company)

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons Shermen Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 101**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 101**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 101**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%**
14.	Type of Reporting Persons (See Instructions) OO (Limited Liability Company)

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons FPJ Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 295,499**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 295,499**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 295,499**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.64%**
14.	Type of Reporting Persons (See Instructions) PN

*	See Item 3.
**	See Item 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons W.B. Farms LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 200,101**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 200,101**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 200,101**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.38%**
14.	Type of Reporting Persons (See Instructions) OO (Limited Liability Company)

*	See Item 3.
**	See Items 2 and 5.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D jointly filed by Francis P. Jenkins, Jr. and Shermen WSC Holding LLC on June 14, 2007, as amended by Amendment No. 1 jointly filed on June 4, 2009 and by Amendment No. 2 jointly filed on February 16, 2010 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in Amendment No. 3. Capitalized terms used and not defined in Amendment No. 3 have the meanings set forth in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Statement relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Issuer”) and the warrants to purchase shares of Class A Common Stock (all of which have an exercise price of $5.00 per share of Class A Common Stock subject to such warrant, the “Warrants”). The address of the Issuer’s principal executive offices is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

Item 2.	Identity and Background

The first paragraph of Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”) pursuant to
Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): Francis P. Jenkins, Jr.; Shermen WSC Holding LLC (“Shermen WSC Holding”); Shermen Capital Partners LLC (“Shermen Capital Partners”); FPJ Partners (“FPJ Partners”); and W.B. Farms LLC (“WB Farms”).

The second paragraph of Item 2 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons have entered into a joint filing agreement dated as of January 30, 2013, a copy of which is being filed with Amendment No. 3 as Exhibit 1 and pursuant to which the Reporting Persons have agreed to file Amendment No. 3 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The fourth paragraph of Item 2 is hereby amended and restated in its entirety as follows

Mr. Jenkins is the managing member of Shermen Capital Partners, which is the managing member of Shermen WSC Holding. Mr. Jenkins also is the managing general partner of FPJ Partners. Mr. Jenkins is also the Managing Member of WB Farms. Mr. Jenkins has broad discretionary power over the management of the other Reporting Persons and has the sole voting and dispositive power with respect to their respective investments in the Issuer. In addition, Mr. Jenkins is the chairman of the Issuer’s board of directors.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

On December 20, 2012, Francis P. Jenkins, Jr. on behalf of the Reporting Persons, entered into a Support Agreement with Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (the “Parent”), Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the “Purchaser”) and the Issuer (which we refer to as the “Support Agreement”) as a condition to the willingness of the Purchaser and the Parent to enter into the Agreement and Plan of Merger, dated as of December 20, 2012 and as subsequently amended as of January 14, 2013, by and among the Parent, the Purchaser and the Issuer (the “Merger Agreement”). The Purchaser and the Parent requested that the Reporting Persons enter into a Support Agreement, and the Reporting Persons agreed to do so in order to induce the Parent and the Purchaser to enter into, and in consideration of their entering into, the Merger

Agreement. Neither Parent nor Purchaser paid any consideration to the Reporting Persons in connection with the execution and delivery of the Support Agreement. The Support Agreement is described in more detail below in Item 4 of this Amendment No. 3.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Purpose of the Offer. On December 20, 2012 and as subsequently amended as of January 14, 2013, the Parent and the Purchaser entered into the Merger Agreement with the Issuer, pursuant to which the Purchaser has commenced a tender offer (the “Offer”) to acquire for cash (i) all of the outstanding shares of Class A Common Stock, par value $0.0001 per share, at a purchase price per share equal to $6.70 (the “Common Stock Offer Price”), (ii) all of the outstanding shares of Class B Common Stock, par value $0.0001 per share, at a purchase price per share equal to the Common Stock Offer Price, (iii) all of the outstanding shares of Preferred Stock at a purchase price per share equal to $6.79 and (iv) the outstanding Warrants at a purchase price per share of Class A Common Stock subject to each such Warrant equal to $1.70, upon the terms and subject to the conditions set forth in the Merger Agreement and the Offer to Purchase, dated December 31, 2012 and as subsequently amended on January 7, 2013 and January 16, 2013, and the related letters of transmittal.

Immediately prior to the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of the Purchaser and the Parent to enter into the Merger Agreement, Mr. Jenkins, on behalf of the Reporting Persons delivered to the Parent and the Purchaser a Support Agreement, dated December 20, 2012. Pursuant to the Support Agreement, Mr. Jenkins agreed to on behalf of the Reporting Persons, among other things: (x) tender the Securities beneficially owned by Mr. Jenkins and the Reporting Persons into the Offer, (y) support the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreement, and (z) waive any of their rights of appraisal in connection with, or rights to dissent from, the Merger.

Mr. Jenkins, on behalf of the Reporting Persons, covenanted in the Support Agreement not to initiate or join any litigation (directly or indirectly) against the Company or any of its subsidiaries or against the Parent or its subsidiaries or affiliates (including, in each case, their respective officers and directors) related to the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions, including their right to seek indemnification and insurance pursuant to the Company’s organizational documents and the Merger Agreement. In the event that the Merger Agreement is terminated, the Support Agreement will terminate automatically.

The purpose of the Offer is for the Parent to acquire control, and the entire equity interest, of the Issuer. The Offer, as the first step in the acquisition of the Issuer, is intended to facilitate the acquisition of all outstanding securities of the Issuer. The Merger is the second step in the acquisition of the Issuer. The purpose of the Merger is for the Parent to acquire all securities of the Issuer not purchased pursuant to the Offer. Upon consummation of the Merger, the Issuer will be the surviving corporation of the Merger and will become a wholly-owned subsidiary of the Parent.

The foregoing descriptions of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Support Agreement included as Exhibit 2 to this Amendment No. 3, which is incorporated herein by reference in its entirety.

Except as indicated in this Amendment No. 3, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Issuer, (iv) any change in the current board of directors or management of the Issuer, (v) any other material change in the Issuer’s corporate structure or business, (vi) any class of equity security of the Issuer being delisted from a national stock exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (vii) any class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Act, (viii) any acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer or (ix) changes in the Issuer’s bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

All percentages of the Issuer’s Class A Common Stock reported in Amendment No. 3 as beneficially owned by each Reporting Person (i) are based upon 14,546,048 shares of the Issuer’s Class A Common Stock outstanding as of January 11, 2013 and (ii) assume the exercise of all of the Issuer’s warrants to purchase, and the corresponding issuance of, 3,476,189 shares of the Issuer’s Class A Common Stock.

(1) Francis P. Jenkins, Jr.

(a)	As of the date of Amendment No. 3, Mr. Jenkins may be deemed to be the beneficial owner of an aggregate of 3,960,841 shares of the Issuer’s Class A Common Stock, which (i) represents approximately 21.98% of the Issuer’s Class A Common Stock and (ii) consists of the following:

(1)	100 shares of Class A Common Stock, with respect to which Mr. Jenkins is the direct beneficial owner;

(2)	101 shares of Class A Common Stock held by Shermen Capital Partners, with respect to which Mr. Jenkins is the indirect beneficial owner;

(3)	922,183 shares of Class A Common Stock held by Shermen WSC Holding LLC, with respect to which Mr. Jenkins is the indirect beneficial owner;

(4)	295,499 shares of the Class A Common Stock held by FPJ Partners, with respect to which Mr. Jenkins is the indirect beneficial owner; and

(5)	101 shares of Class A Common Stock held by WB Farms and warrants to purchase 200,000 shares of Class A Common Stock, with respect to which Mr. Jenkins is the indirect beneficial owner; and

(6)	warrants to purchase 2,542,857 shares of Class A Common Stock, with respect to which Mr. Jenkins is the direct beneficial owner, which includes warrants to purchase 542,857 shares of Class A Common Stock held by NTC & Co FBO Francis Jenkins, Jr. Roth, a Roth Individual Retirement Account for the benefit of Mr. Jenkins that were acquired with personal funds of Mr. Jenkins.

Mr. Jenkins has sole voting and dispositive power with respect to the shares of the Issuer’s Class A Common Stock held by each of the other Reporting Persons, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b)	(1) Sole power to vote or direct vote: 2,542,957 (see section (1)(a) above of this Item 5)

(2)	Shared power to vote or direct vote: 922,183 (see section (1)(a) above of this Item 5)

(3)	Shared power to vote or direct vote: 295,499 (see section (1)(a) above of this Item 5)

(4)	Shared power to vote or direct vote: 200,101 (see section (1)(a) above of this Item 5)

(5)	Sole power to dispose or direct the disposition: 2,542,957 (see section (1)(a) above of this Item 5)

(6)	Shared power to dispose or direct the disposition: 922,183 (see section (1)(a) above of this Item 5)

(7)	Shared power to dispose or direct the disposition: 295,499 (see section (1)(a) above of this Item 5)

(8)	Shared power to dispose or direct the disposition: 200,101 (see section (1)(a) above of this Item 5)

(c)	Except for the Support Agreement, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d)	To the knowledge of the Reporting Persons, other than Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

(2) Shermen WSC Holding

(a)	As of the date of Amendment No. 3, Shermen WSC Holding may be deemed to be the beneficial owner of an aggregate of 922,183 shares of the Class A Common Stock, which represents approximately 5.12% of the Class A Common Stock outstanding as reported in publicly available information.

(b)	(1) Sole power to vote or direct vote: 0

(2)	Shared power to vote or direct vote: 922,183

(3)	Sole power to dispose or direct the disposition: 0

(4)	Shared power to dispose or direct the disposition: 922,183

(c)	Except for the Support Agreement, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d)	To the knowledge of the Reporting Persons, other than Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

(3) Shermen Capital Partners

(a)	As of the date of Amendment No. 3, Shermen Capital Partners may be deemed to be the beneficial owner of an aggregate of 101 shares of the Class A Common Stock, which represents approximately 0.00% of the Class A Common Stock outstanding as reported in publicly available information.

(b)	(1) Sole power to vote or direct vote: 0

(2)	Shared power to vote or direct vote: 101 (see section (1)(a) above of this Item 5)

(3)	Sole power to dispose or direct the disposition: 0

(4)	Shared power to dispose or direct the disposition: 101 (see section (1)(a) above of this Item 5)

(c)	Except for the Support Agreement, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d)	To the knowledge of the Reporting Persons, other than Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

(4) FPJ Partners

(a)	As of the date of Amendment No. 3, FPJ Partners may be deemed to be the beneficial owner of an aggregate of 295,499 shares of the Class A Common Stock, which represents approximately 1.64% of the Class A Common Stock outstanding as reported in publicly available information.

(b)	(1) Sole power to vote or direct vote: 0

(2)	Shared power to vote or direct vote: 295,499 (see section (1)(a) above of this Item 5)

(3)	Sole power to dispose or direct the disposition: 0

(4)	Shared power to dispose or direct the disposition: 295,499 (see section (1)(a) above of this Item 5)

(c)	Except for the Support Agreement, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d)	To the knowledge of the Reporting Persons, other than Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

(5) WB Farms

(a)	As of the date of Amendment No. 3, WB Farms may be deemed to be the beneficial owner of an aggregate of 200,101 shares of the Class A Common Stock, which represents approximately 1.38% of the Class A Common Stock outstanding as reported in publicly available information.

(b)	(1) Sole power to vote or direct vote: 0

(2)	Shared power to vote or direct vote: 200,101 (see section (1)(a) above of this Item 5)

(3)	Sole power to dispose or direct the disposition: 0

(4)	Shared power to dispose or direct the disposition: 200,101 (see section (1)(a) above of this Item 5)

(c)	Except for the Support Agreement, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d)	To the knowledge of the Reporting Persons, other than Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer that would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer that would be required to be reported under this Item.

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of January 30, 2013,

2.	Support Agreement, dated as of December 20, 2012, by and among the Parent, the Purchaser, the Issuer, Mr. Francis P. Jenkins (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Parent, the Purchaser and the Guarantor on December 31, 2012, as amended from time to time).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2013

/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr.

SHERMEN WSC HOLDING LLC

By:	Shermen Capital Partners, LLC, its Managing Member

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member

SHERMEN CAPITAL PARTNERS LLC

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member

FPJ PARTNERS

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing General Partner

W.B. FARMS, LLC

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member